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                                                            Exhibit 2

     [Letterhead of Lens, The Corporate Governance Investors/Focus Investment Management LLC]

     February 24, 1997

     via facsimile and express mail
     ------------------------------
     Mr. Dean L. Buntrock
     WMX Technologies, Inc.
     3003 Butterfield Road
     Oak Brook, IL  60521


     Mr. Paul Montrone
     Fisher Scientific International, Inc.
     Liberty Lane
     Hampton, NH  03842


     Dear Dean and Paul,

     We are glad of the progress that has been made and are anxious to work with you to help WMX achieve its full value potential. We write so that you will know the nature of our concerns and our timetable and can plan accordingly.

     Our preferred course of action is to withdraw our shareholder resolution prior to the printing of your proxy statement, which we estimate to be approximately March 20. There are three issues we need to see progress on in order to make that possible. The first is the two new directors. We are very pleased that the nominating committee has made a commitment to use a search firm to find strong independent candidates. We understand that the nominating committee will consider the Soros slate and the potential nominees who were identified for LENS by SpenserStuart. We feel that it is essential for the enhancement of shareholder values that it select two candidates of quality comparable to Paul Montrone - in other words, proven business leaders with reputations for adding value.

     The second issue is the new CEO. We know of at least one suitable name that has been forwarded to you. The new CEO must be free to devise an on-going strategy for the company, including the substantial revision of the February 5 plan.


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     The third issue is destaggering the board.  We will need to be informed of the contents of the proxy statement before it is set in final form to be sure that the proposed resolution destaggering the board complies with the company's commitment at the 1996 Annual Meeting.

     If the new directors and the destaggering proposal are satisfactory and the search committee is making progress on the CEO selection, we will withdraw our resolution - therefore, any information you can give us before the proxy is mailed out would be most appreciated. If we are able to achieve a satisfactory resolution after the proxy is printed but before the annual meeting, we will formally withdraw our resolution to the extent legally practicable.

     We will continue to watch the company's progress carefully and look forward to continuing to work with you and the nominating committee.

     Respectfully yours,

      /s/ Robert A. Monks

     Robert A.G. Monks



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